EXHIBIT 99.1

Press Release

September 2, 2005

Deutsche Telekom: Supervisory Board appoints Lothar Pauly to Group Board of Management

Former Siemens divisional CEO to manage T-Systems as of October 1.

As of October 1, Lothar Pauly (46) will be appointed to the Group Board of Management of Deutsche Telekom and assume the position of CEO of Deutsche Telekom’s subsidiary, T-Systems. This was decided by the Supervisory Board in its meeting today. Pauly, former Chief Executive Officer (CEO) of the Communications division of Siemens AG, will succeed Konrad F. Reiss who passed away this year. Pauly is to become CEO of both the Business Services and Enterprise Services business units, which serve around 160,000 business customers at Deutsche Telekom.

Lothar Pauly has a wealth of top management experience at international level. The trained industrial business administrator studied business administration in Munich and joined Siemens AG after graduating. Pauly held management positions in various areas at Siemens, such as communications and security engineering, conductor board technology and telecommunications engineering. Pauly has also worked in Indonesia and Eastern Europe in the course of his career.

According to Klaus Zumwinkel, Chairman of the Supervisory Board of Deutsche Telekom, “In Lothar Pauly, we have gained an outstanding individual with great potential who will complement the Board of Management team perfectly.” Board of Management Chairman, Kai-Uwe Ricke, emphasized: “With his management experience, achievements and his outstanding market awareness, Lothar Pauly will provide T-Systems with the leadership it needs for a successful future.”

© 2005 Deutsche Telekom AG